**BRITVIC** plc



3 July 2007

Tel: 01245 504482
Fax: 01245 504077

**Via Airmail**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA



Dear Sirs

**EXEMPTION PURSUANT TO RULE 12g3-2(b)**
**BRITVIC plc – FILE NO: 82-35035**

Below is a summary of all regulatory announcements made by the Company to the London Stock Exchange since 1 June 2007 up to the present date. Copies of these announcements are attached.

| | | |
|---|---|---|
| 13-Jun-07 | Britvic plc | Director/PDMR Shareholding |
| 12-Jun-07 | Britvic plc | Director/PDMR Shareholding |
| 07-Jun-07 | Britvic plc | Doc re. Interim Report |
| 06-Jun-07 | Britvic plc | Change - Director Particulars |

Please note that no filings were made to the Registrar of Companies in England and Wales in the same period.

Yours faithfully

John Price

dlw 7/10

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

# Regulatory Announcement

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| | |
|---|---|
| **Company** | Britvic plc |
| **TIDM** | BVIC |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:11 13-Jun-07 |
| **Number** | 3121Y |

RNS Number:3121Y
Britvic plc
13 June 2007

Britvic plc

13 June 2007

NOTIFICATION OF INTERESTS OF DIRECTORS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 13 June 2007 that the trustees of the Britvic Employee Share Trust acquired 867,525 ordinary shares in the Company of 20p each, at a price of £3.91 per ordinary share.

The potential beneficiaries of the trust are the present, past and future employees of the Company and their wives, husbands, widows, widowers, and children or step-children under the age of eighteen. As executive directors of the Company, Paul Moody and John Gibney are members of the class of potential beneficiaries and are therefore technically interested in these shares.

John Price
Company Secretary
Britvic plc



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# Regulatory Announcement

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| | |
|---|---|
| **Company** | Britvic plc |
| **TIDM** | BVIC |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 10:11 12-Jun-07 |
| **Number** | 1885Y |

RNS Number:1885Y
Britvic plc
12 June 2007

Britvic plc

12 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 11 June 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 8 June 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 27,564 ordinary shares by purchase in the market on 8 June 2007 at a total cost of £108,181.76, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.86p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

| Name | Role | Number of ordinary shares purchased | Number of matching shares |
|---|---|---|---|
| Paul Moody | Executive Director | 30 | 19 |
| John Gibney | Executive Director | 30 | 19 |
| Andrew Richards | PDMR | 30 | 19 |
| Doug Frost | PDMR | 30 | 19 |
| Alan Beaney | PDMR | 30 | 19 |
| Martin Rose | PDMR | 30 | 19 |
| Andrew Marsden | PDMR | 30 | 19 |

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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# Regulatory Announcement

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| | |
|---|---|
| **Company** | Britvic plc |
| **TIDM** | BVIC |
| **Headline** | Doc re. Interim Report |
| **Released** | 14:41 07-Jun-07 |
| **Number** | 9823X |

RNS Number:9823X
Britvic plc
07 June 2007

7 June 2007

Interim Report for the six months ended 15 April 2007.

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Britvic plc |
| **TIDM** | BVIC |
| **Headline** | Change - Director Particulars |
| **Released** | 16:28 06-Jun-07 |
| **Number** | 9125X |

RNS Number:9125X
Britvic plc
06 June 2007

Britvic plc

6 June 2007

CHANGE IN DIRECTOR'S PARTICULARS

Pursuant to Listing Rule 9.6.14, the Company advises that Gerald Corbett (Non-Executive Chairman) stepped down as Chairman of the Woolworths Group plc board following the Woolworths Group plc Annual General Meeting held earlier today.

John Price
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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